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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                       INTERDEALER QUOTATION SYSTEM

  FILE PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 13a-17 OR 15d-17 THEREUNDER

                              ALPHAREL, INC.
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              (Exact name of issuer as specified in charter)

            9339 Carroll Park Drive, San Diego, California 92121
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                 (Address of principal executive offices)

Issuer's telephone number, including area code          (619) 625-3000
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                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

 Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

 1. Title of security             Common Stock
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 2. Number of shares outstanding before the change         15,226,814
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 3. Number of shares outstanding after the change          16,841,003
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 4. Effective date of change            December 27, 1995
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 5. Method of change:
    Specify method (such as merger, acquisition, exchange,
    distribution, stock split, reverse split, acquisition of
    stock of treasury, etc)                Acquisition
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    Give brief description of transaction The issuer issued 1,614,189 shares
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    in connection with its acquisition of the outstanding shares of
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    Trimco Group, plc.
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                          II.  CHANGE IN NAME OF ISSUER

 1. Name prior to change
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 2. Name after change
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 3. Effective date of charter amendment changing name
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 4. Date of shareholder approval of change, if required
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Date        December 29, 1995           /s/ JOHN W. LOW Chief Financial Officer
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                                             (Officer's signature & title)